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                                                                     EXHIBIT 2.2

                  DATED 11 JANUARY 2003


                  (1) BP EXPLORATION OPERATING COMPANY LIMITED

                  (2) APACHE NORTH SEA LIMITED



                           SALE AND PURCHASE AGREEMENT
                IN RESPECT OF CERTAIN INTERESTS IN UNITED KINGDOM
                 CONTINENTAL SHELF PETROLEUM PRODUCTION LICENCES




                               CMS CAMERON MCKENNA
                                   MITRE HOUSE
                              160 ALDERSGATE STREET
                                 LONDON EC1A 4DD

                              T +44(0)20 7367 3000
                              F +44(0)20 7367 2000
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                                TABLE OF CONTENTS

1.    Definitions..........................................................      1
2.    Sale and Purchase of the Interests...................................      9
3.    Consideration........................................................      9
4.    Interim Period.......................................................     15
5.    Completion...........................................................     19
6.    Indemnities..........................................................     21
7.    Warranties...........................................................     23
8.    Ongoing obligations and liabilities..................................     30
9.    Confidentiality and Announcements....................................     31
10.   Notices..............................................................     33
11.   Costs and Expenses...................................................     34
12.   Taxation.............................................................     35
13.   Variation............................................................     42
14.   Assignment...........................................................     42
15.   Further Assurance....................................................     42
16.   General..............................................................     43
17.   Rights of Third Parties..............................................     43
18.   Governing Law........................................................     44

Schedule 1  Interests......................................................     45


Schedule 2  Allocation of Consideration....................................     59


Schedule 3  Working Capital................................................     60


Schedule 4  Interim and Final Completion Statement Formats.................     64


Schedule 5  Employees......................................................     65


Schedule 6  Pensions.......................................................     70

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THIS AGREEMENT is made the 11th day of January 2003

BETWEEN

(1) BP EXPLORATION OPERATING COMPANY LIMITED, a company incorporated in England (registered number 00305943) whose registered office is at Britannic House, 1 Finsbury Circus, London EC2M 7BA, England ("BPEOC"); and

(2) APACHE NORTH SEA LIMITED, a company incorporated in England (registered number 04614761) whose registered office is at Level 1, Exchange House, Primrose Street, London EC2A 2HS, England ("PURCHASER").


WHEREAS Seller wishes to sell and Purchaser wishes to buy the Interests on the terms and conditions set out herein.


NOW THEREFORE IT IS HEREBY AGREED as follows:


1.       DEFINITIONS

1.1 In this Agreement (including the recital and Schedules hereto), the following expressions shall, except where the context otherwise requires, have the following respective meanings:

         "ADJUSTMENT": means any or all (as the context may require) of the Working Capital Adjustment, the Cash Calls Adjustment, the NPR Adjustment, the Petroleum Sales Adjustment and the Interim Period Adjustment;

         "ADJUSTMENT CLAUSES":  has the meaning given in clause 3.3;

         "AFE": means an authorisation for expenditure pursuant to an agreement relating to the Interests;

         "AFFILIATE": means in relation to any Party, a subsidiary or a holding company of that Party and includes the ultimate holding company of that Party and any subsidiary of that holding company and for the purposes of this definition "holding company" and "subsidiary" shall be construed in accordance with section 736 of the Companies Act 1985;

         "AGREED RATE":  means one percentage point above LIBOR;

         "BENEFITS":  has the meaning given in clause 6.2;


         "BLOCK": means a licence block on the United Kingdom Continental Shelf;

         "BUSINESS DAY": means a day (other than a Saturday, a Sunday or a bank or public holiday) on which banks are or, as the context may require, were generally open for business in England;


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         "CASH CALLS ADJUSTMENT":  has the meaning given in clause 3.5;

         "CHARGEABLE PERIOD": means a period of six months ending at the end of June or December;

         "COMPLETION": means the completion of the sale and purchase of the Interests in accordance with the provisions of this Agreement;

         "COMPLETION DOCUMENTS": means those documents referred to in Schedule 1 Parts 1(g) and 2(g);

         "COMPLETION DATE":  means the date on which Completion takes place;

         "CONDENSATE": means a mixture of hydrocarbons of primarily C5+ molecular weight which is produced from the processing of Raw Gas at the Terminal;

         "CONDITIONS PRECEDENT": means those conditions precedent listed in
         Schedule 1 Parts 1(f) and 2(f);

         "CONSIDERATION":  has the meaning given in clause 3.1;

         "CT": means Corporation Tax as charged under the Income and Corporation Taxes Act 1988 including, for the avoidance of doubt, the supplementary charge of 10% on the profits from United Kingdom and United Kingdom Continental Shelf oil and gas production (the "Supplementary Charge");

         "DATA": means in respect of the Interests all files, memoranda, reports, interpretations, documents and other data in the possession, custody or control of Seller (excluding Traded Data) relating directly to the Interests (and forming part of the property jointly owned by the Seller (or its Affiliates) and the other parties to the JOAs in accordance with the terms of such JOAs) whether in hard copy or in original form (where available) including geoscientific, seismic and engineering data and logs, but excluding internal memoranda, reports, interpretations and documents created for Seller's (or its Affiliates') own use and not forming part of the Interests;

         "DECOMMISSIONING LIABILITIES": means any claims, costs, charges, expenses, liabilities or obligations incurred in relation to decommissioning and/or removing and making safe all of the property related to the Interests (including but not limited to platforms, pipelines, plant, machinery, wells, facilities and all other offshore and onshore installations and structures) whether such liabilities are incurred under or pursuant to any of the Licensed Interest Documents or under statutory, common law or other obligation and including, without limitation, any residual liability for anticipated and/or necessary continuing insurance, maintenance and monitoring costs;

         "DISCLOSURE LETTER": means the letter of even date herewith delivered to Purchaser by Seller which sets out certain disclosures against the Warranties;

         "DOLLARS" or "$": means the lawful currency of the United States of America;


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         "DRY GAS": means natural gas produced from the processing of Raw Gas at the Terminal;

         "ECONOMIC DATE":  means 00:01 hours (London time) on 1 January 2003;

         "EMPLOYEES": means those persons employed wholly or mainly by BPEOC or its Affiliates in the Interests immediately prior to Completion whose presence as an employee is necessary for the efficient operation of the Interests;

         "ENCUMBRANCES": means all liens, charges, security interests royalties, pledges, options, net profit interests, royalty interests, deferred payments, carried interests, production payments, rights of pre-emption, mortgages and other third party rights, including claims relating to any of the foregoing;

         "ENVIRONMENT": means all or any of the following, alone or in combination, the air (including the air within buildings and the air within any other natural or man-made structures above or below ground or above or below water), water (including seawater inside or outside any territorial limits, freshwater and water under or within land or in pipes or sewerage systems), soil and land (including the seabed and land under water) and any ecological systems and living organisms supported by those media including man;

         "ENVIRONMENTAL LAW": means all European Community, international treaties, national, federal, provincial, state or local statutes, the common law, and any codes of law (having legal effect), in the form as existent and applied at the Economic Date in any relevant jurisdiction concerning:

         (a) harm or damage to or protection of the Environment and/or the provision of remedies in respect of or compensation for harm or damage to the Environment; and/or

         (b) emissions, discharges, releases or escapes into or the presence in the Environment of Hazardous Substances or the production, processing, management, treatment, storage, transport, handling or disposal of Hazardous Substances or the disposal or abandonment of any oil platform; and/or

         (c)     worker or public health and safety,

         and any bylaws, regulations or subordinate legislation, judgements, decisions, notices, orders, circulars, technical instructions, licences or permits and codes of practice from time to time issued or made thereunder at the Economic Date;

         "ENVIRONMENTAL LIABILITIES": means any claims, costs, charges, expenses, liabilities or obligations in respect of the Interests under any Environmental Law or in relation to cleaning up, decontamination of, removing and disposing of debris or any property (including, but not limited to, platforms, pipelines, plant, machinery, wells, facilities and all other offshore and onshore installations and structures) from and for reinstating any area of land, foreshore or seabed, wherever situated, whether such claims, costs, charges, expenses, liabilities or obligations are incurred under or pursuant to any of the Licensed Interest


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         Documents or under any Environmental Law or other obligation and including, without limitation, any residual liability for anticipated and/or necessary continuing insurance, maintenance and monitoring costs;

         "FIELD": means an oil or gas field which forms part of the Interests as described in Schedule 1;

         "FIELD FACILITIES": means the petroleum production, processing and transportation facilities and the interconnecting pipelines used in relation to a Field and wholly owned by the Field Group;

         "FIELD GROUP": means the parties to a JOA;

         "FINAL COMPLETION STATEMENT":  has the meaning given in clause 3.11;

         "FORTIES FIELD FACILITIES": means the Unit Facilities as defined in the Forties UOA at the date of this Agreement;

         "FORTIES UOA": means the Forties Field Unit Operating Agreement dated 15 October 1985;

         "FPS": means certain facilities on the Forties C platform, the subsea pipeline from Forties C Platform to Cruden Bay via Unity, the BP Unity riser platform, the buried landline from Cruden Bay to the Terminal, an oil stabilisation plant at the Terminal, the onshore pipeline from the Terminal to the crude oil tankage at Dalmeny, the crude oil tankage at Dalmeny, the pipeline connecting Dalmeny to the Hound Point terminal and equipment at the Kerse of Kinneil and Grangemouth;

         "FPS PLATFORM SERVICES AGREEMENT": means the agreement of even date herewith between BPEOC (in its capacity as owner and operator of the FPS) and the Purchaser in respect of the continued operation of certain equipment relating to the FPS which is located on the Forties Field Facilities;

         "GLOBAL INSURANCE PROGRAM": means Purchaser's current insurance program and any renewal thereof which covers its assets and the liabilities for its operations throughout the world;

         "HAZARDOUS SUBSTANCES": means any wastes, pollutants, contaminants and any other natural or artificial substances (whether in the form of a solid, liquid, gas or vapour, and whether alone or in combination) which are capable of causing harm or damage to the Environment;

         "HISTORICAL DATA": means the information set out in the CD marked `Historical Data';

         "INTERESTS": means:

         (a)   BPEOC's undivided legal interest in the Licences;

         (b)   BPEOC's entire interest in and under:-


                                      -4-
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                  (i)  each JOA;

                  (ii) the Licensed Interest Documents,

                  together in each case with all rights and obligations attaching thereto and including but not limited to (i) the right to take and receive a consequent share of all Petroleum produced under the Licences on and after the Economic Date and (subject to clauses 3.7 and 12) to receive the gross proceeds from the sale or other disposition thereof; and (ii) a consequent share of BPEOC's right, title and interest in and to jointly-owned funds, jointly owned property and all other assets which are or may be owned pursuant to or under any of the Licensed Interest Documents but excluding the Retained Assets;

         all as more particularly described in Schedule 1; and

         (c)   Data;

         "INTERIM COMPLETION STATEMENT":  has the meaning given in clause 3.9;

         "INTERIM PERIOD": means the period from and including the Economic Date up to and including the Completion Date;

         "INTERIM PERIOD ADJUSTMENT":  has the meaning given in clause 3.8;

         "JOAS": means those agreements, details of which are set out in
         Schedule 1 Parts 1(d) and 2(d) and, where the context so admits, any one or more of such agreements;

         "LIBOR": means the rate of interest per annum at which deposits of not less than $1,000,000 in Dollars are offered in the London Interbank offered interest rate market created by major London clearing banks for deposits in Dollars for a thirty day period as appearing on Telerate Page 3750 as of 11:00 a.m. (London time) on the first Business Day of the calendar month in which interest begins to accrue and thereafter on the first Business Day of each succeeding calendar month;

         "LICENCES": means the licences details of which are set out in Schedule 1 Parts 1(b) and 2(b) and, where the context so admits, any one or more of such licences;

         "LICENCE OPERATOR": means the entity appointed operator pursuant to a JOA;

         "LICENCE ROYALTY": means royalty payable pursuant to the terms of the Licence, being the royalty abolished with effect from the Economic Date;

         "LICENSED INTEREST DOCUMENTS": means those documents referred to in
         Schedule 1 Parts 1(e) and 2(e) and, where the context so admits, any one or more of such documents;

         "LOSSES AND EXPENSES": means actions, proceedings, losses, damages, liabilities, claims, demands, costs and expenses including fines, penalties, clean-up


                                      -5-
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         costs, legal and other professional fees and any VAT payable in relation to any such matter, circumstances or item;

         "NGLS": means hydrocarbons comprising primarily propane and butane which are produced from the processing of Raw Gas at the Terminal;

         "NOTIONAL CT": means an amount calculated in accordance with the principles of corporation tax as defined in Income and Corporation Taxes Act 1988 ("ICTA88"), including a basic rate of thirty per cent (30%) and an additional ten per cent (10%) supplementary charge in accordance with sections 91 to 93 of the Finance Act 2002 (sections 501A to 501B ICTA88) arising in respect of profits from ring fence trades in accordance with Section 502 ICTA88;

         "NPR ADJUSTMENT": (being the Adjustment in respect of non-Petroleum receipts) has the meaning given in clause 3.6;

         "OBLIGATIONS":  has the meaning given in clause 6.2;

         "OIL": means crude oil which has been stabilised such that it is suitable for loading into tankships for sale;

         "OPERATOR": means where the context so admits any of or all of the following:

         (a)   a Licence Operator;

         (b)   a Pipeline Operator; and/or

         (c)   the Terminal Operator;

         "OTO":  the Oil Taxation Office of the Inland Revenue;

         "PARTY" or "PARTIES":  a party or parties to this Agreement;

         "PENSION SCHEME": means the BP Group pension scheme applicable to the Employees;

         "PETROLEUM":  shall have the meaning given in the Licences;

         "PETROLEUM SALES ADJUSTMENT":  has the meaning given in clause 3.7;

         "PIPELINE OPERATOR": the entity appointed operator in relation to a Pipeline System;

         "PIPELINE SYSTEM": a pipeline system through which Petroleum produced from a Field is transported;

         "POST COMPLETION DOCUMENTS": means those documents referred to in
         Schedule 1 Parts 1(h) and 2(h);

         "POUNDS", "L" or "STERLING":  pounds sterling of the United Kingdom;

         "PRT": Petroleum Revenue Tax as charged under the Oil Taxation Act
         1975;


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         "PURCHASER'S ACCOUNT": Bank One Chicago, Illinois, ABA No. 071000013,
         Account No. 5577446, Account Name: Apache Corporation Master;

         "PURCHASER'S GUARANTEE": means the deed entered into on or about the date of this agreement pursuant to which, inter alia, Apache Corporation guarantees in favour of the Seller, the obligations of the Purchaser hereunder;

         "PURCHASER'S SOLICITORS": means Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS;

         "RAW GAS": means gas and interstage liquid hydrocarbons produced from the processing of pipeline liquids at the Terminal;

         "RAW GAS SALE AND PURCHASE AGREEMENT": means the agreement of even date herewith between Purchaser and BPEOC for the sale by Purchaser to BPEOC of Raw Gas produced from the Interests;

         "RELEVANT CLAIM": means any claim against Seller for breach of the Warranties;

         "RELEVANT THIRD PARTIES": means the parties, other than the Parties, to any or all of the Licensed Interest Documents;

         "RETAINED ASSETS": means the Brae, Buchan and MonArb risers and associated pig receivers, one 36" pig launcher, two drag reducing agent skids, eight drag reducing agent tanks, 1 corrosion inhibitor skid, 1 corrosion inhibitor tank, the Forties Charlie export riser, and all valves, including subsea valves, pipework and control panels associated with the foregoing;

         "SECRETARY":  means the Secretary of State for Trade and Industry;

         "SECRETARY'S CONSENT": means the consent in writing of the Secretary to the transfer of the Interests to the Purchaser including the Licences;

         "SELLER": means BPEOC;

         "SELLER'S ACCOUNT": Citibank New York, Swift CITIUS33XXX; Account of BP International Limited, Account Number 40550445;

         "SELLER GROUP": means Seller, Seller's Affiliates and each of their officers, directors, agents, consultants and employees;

         "SOLE-CONTRACTORS": means those individuals, rather than corporate entities (save to the extent that such corporate entities are personal service companies), who have entered into contracts for services with BPEOC or its Affiliates as independent contractors for the supply of services in relation to the Interests or who have contracted with agencies who then supply the services of such individuals to BPEOC in relation to the Interests;

         "TERMINAL":  means the terminal at the Kerse of Kinneil;

         "TERMINAL OPERATOR": means the entity appointed operator of the Terminal;


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
         "THE LONDON STOCK EXCHANGE":  means London Stock Exchange plc;

         "TRADED DATA": means, with respect to a Block comprised within the Interests, data which relates to an area outside such Block and which has been acquired by trade, purchase or otherwise by and on behalf of Seller (either alone or in conjunction with third parties) from a third party or parties, and/or data which relates to such a Block and has been acquired as aforesaid which in both cases cannot be provided to Purchaser because such transfer is prohibited by the agreement under which it was acquired;

         "UK LISTING AUTHORITY": means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

         "VAT": Value Added Tax as charged under the Value Added Tax Act 1994 (as amended);

         "WARRANTIES": means the warranties given by Seller to Purchaser under clause 7.1 (including Parts 2 of Schedules 5 and 6); and

         "WORKING CAPITAL ADJUSTMENT": means the adjustment to the Consideration in respect of each Interest to be made pursuant to clause 3.4.

1.2 All references to clauses, recitals and Schedules are, unless otherwise expressly stated, references to clauses, recitals and schedules to this Agreement.

1.3 The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires in this Agreement the singular shall include the plural and vice versa.

1.4 Reference to statutory provisions shall be construed as reference to those provisions as amended, consolidated, extended or re-enacted from time to time.

1.5 Any document expressed to be "in the agreed form" means a document in a form approved by (and for the purpose of identification signed on behalf of) the Parties.

1.6 References in this Agreement to the words "include", "including" and "other" shall be construed without limitation.

1.7 References in this Agreement to any agreement shall be construed as a reference to any such agreement as the same may have been supplemented, amended and/or novated from time to time.

1.8 Where a warranty is qualified by the words "so far as Seller is aware", or any similar expression, such Warranty is given only to the extent that any of Mark Bly (Mid North Sea Business Unit Leader), David Campbell (Performance Unit Leader for Forties - Montrose - Arbroath), John Skipper (Assistant General Counsel), Bryan Tadeo (HSE Team Leader, Forties) and Graeme Young (Commercial Manager, Mid North Sea) are aware of the matters to which it refers as at the date hereof and neither those persons nor Seller shall be required to make enquiries of any other person.


2.       SALE AND PURCHASE OF THE INTERESTS

         2.1.1 Subject to the terms of this Agreement, Seller hereby agrees to sell with full title guarantee and free from all Encumbrances (subject to the provisions of the Licensed Interest Documents) to Purchaser and Purchaser hereby agrees to acquire from Seller the Interests.

         2.1.2 The transfer referred to in clause 2.1.1 shall, as between the Parties, be deemed for all purposes to be made with effect on and from the Economic Date.

2.2 The obligations of the Parties to complete the sale and purchase of the Interests under this Agreement are conditional on fulfilment or waiver of the Conditions Precedent. If the Conditions Precedent have not been satisfied or waived on or before 30 September 2003 (the "Backstop Date") (or such later date as the Parties may agree) then, subject to clause 9, this Agreement shall automatically terminate. Following any such termination of this Agreement neither Party shall have any rights against the other Party in respect thereof, save for any pre-existing rights of any Party in respect of any prior breach hereunder or pursuant to Clause 9.

2.3 The Conditions Precedent consisting of necessary consents, approvals or waivers by Relevant Third Parties and governmental authorities shall be deemed satisfied upon receipt of such consents, approvals or waivers in form and substance reasonably satisfactory to Seller and Purchaser.

2.4 The Parties shall each use all reasonable endeavours to obtain fulfilment of the Conditions Precedent as soon as practicable and in any event by the Backstop Date. The Parties shall keep each other informed of the progress in satisfying these conditions and the date when they have been fulfilled.

2.5 Waiver of any of the Conditions Precedent shall require the mutual consent of Seller and Purchaser.


3.       CONSIDERATION

3.1 The consideration for the transfer of the Interests shall be the payment by Purchaser to Seller of the sum of $630,000,000 (six hundred and thirty million Dollars) (the "Consideration"), as adjusted pursuant to this Agreement.

3.2 Subject to clause 12, the Consideration shall be allocated as set out in Schedule 2. Seller and Purchaser agree that the said allocation is a just and reasonable apportionment of the Consideration.

3.3 Where any sums are taken into account in an Adjustment or are payable by Purchaser to Seller or by Seller to Purchaser pursuant to this clause 3, clause 6.4 or clause 12 (together the "Adjustment Clauses") or pursuant to a Relevant Claim under clause 7, the same shall operate by way of increases or decreases, as the case may be, in the Consideration. The following principles shall apply in respect of the Adjustments and the
         Consideration:

         3.3.1 No item taken into account in calculating any one Adjustment or other increases or decreases as the case may be under the Adjustment Clauses or clause 7 shall be taken into account in calculating any of the other Adjustments so as to result in a Party making or receiving payment twice in respect thereof nor will any Party be entitled under clause 6 to reimbursement of any payment received from a third party to the extent such payment has been taken into account (to the benefit of that Party) in calculating any of the Adjustments.

         3.3.2 No adjustment to the Consideration shall be made in respect of any matter to which clauses 6.6 or 6.7 apply.

3.4      WORKING CAPITAL ADJUSTMENT

         The Working Capital Adjustment, which if positive shall increase the Consideration and if negative shall reduce the Consideration, shall be the sum of all the amounts calculated separately in respect of the Interests as at the Economic Date by reference to the statements provided by the relevant Operators and otherwise in accordance with
         Schedule 3.

3.5      CASH CALLS ADJUSTMENT

         The Cash Calls Adjustment, which if positive shall increase the Consideration and if negative shall reduce the Consideration, shall be the net sum of the total amounts specified in clauses 3.5.1 and 3.5.2:

         3.5.1 the positive adjustments are the total amount of all cash calls, billing invoices, claims, demands or statements paid pursuant to the Licensed Interest Documents by the Seller or on behalf of the Seller by the Operator, and which accrue or relate to the period from the Economic Date until Completion; and

         3.5.2 the negative adjustments are the total amount of all credits, receipts, income, reimbursements or recoveries of any kind (other than any credit, receipt, income, reimbursement or recovery, which forms part of the Petroleum Sales Adjustment under clause 3.7) received pursuant to the Licensed Interest Documents by the Seller or on behalf of the Seller by the Operator which accrue or relate to the period from the Economic Date until Completion.

3.6      NPR ADJUSTMENT

         The NPR Adjustment, which shall decrease the Consideration, shall be the sum of all income and other receipts received by the Seller (other than those dealt with by the Petroleum Sales Adjustment under clause
         3.7 or otherwise dealt with in clause 3.5) in respect of the Interests during the Interim Period, provided that any such income or receipt which relates to any period prior to the Economic Date and

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         which has not been taken into account in the Working Capital Adjustment shall be for the benefit of the Seller and shall not result in any adjustment to the Consideration.

3.7      PETROLEUM SALES ADJUSTMENT

         3.7.1 The Petroleum Sales Adjustment, which shall decrease the Consideration, shall be the sum of all receipts for the sale and/or supply of Petroleum from and in relation to the Interests that, on and from the Economic Date and in respect of any Petroleum which (being Oil) is lifted or (being Raw
                  Gas) is delivered at any time on and after the Economic Date, are received by or credited to the Seller.

         3.7.2 For the avoidance of doubt, the Parties agree that no adjustment shall be made at Completion as part of the Petroleum Sales Adjustment in respect of any receipts for the sale and/or supply of Petroleum as aforesaid where such receipts have not been received by or credited to the Seller prior to the Completion Date. Instead, the Parties agree that forthwith following each receipt by or crediting to the Seller of any such receipts after Completion, the Seller shall pay Purchaser the amount in Dollars or Sterling (as appropriate) equal to such receipts. The Parties further agree that any payments made by the Seller to Purchaser under this clause
                  3.7.2 shall be treated as a reduction in the Consideration where any Petroleum (being Oil) is lifted or (being Raw Gas) is delivered prior to the Completion Date and shall not be so treated where such lifting or delivery takes place after the Completion Date.

         3.7.3 Receipts attributed to Raw Gas in accordance with clause 3.7.1 shall be determined by reference to the price set out in the Raw Gas Sale and Purchase Agreement. Receipts attributed to Oil in accordance with clause 3.7.1 shall be determined by reference to the arithmetic average of the Platts Crude Oil Marketline quotations for each publication day for Forties Blend f.o.b. Hound Point in Dollars per barrel for the month of lifting in question.

3.8      INTERIM PERIOD ADJUSTMENT

         The Interim Period Adjustment, which shall increase the Consideration, shall be the sum of all expenditure incurred and paid in respect of the Interests by Seller including, without limitation, Licence Royalty, demurrage, brokers' fees (other than fees of stockbrokers and advisers engaged in relation to the matters referred to herein), employees salaries, rent, insurance premia and deductibles and all other costs and expenses incurred and paid by Seller in respect of the Interests during the Interim Period and which have not been met by cash calls or other payments taken into account under the foregoing provisions of this clause 3. Any such costs and expenses which relate to any period prior to the Economic Date and which have not been taken into account in the Working Capital Adjustment shall be for the cost of Seller and shall not result in any adjustment to the Consideration.

         INTERIM COMPLETION STATEMENT/ESTIMATE OF ADJUSTMENTS

3.9 Seller shall provide Purchaser with a written statement (being a consolidation of separate statements prepared in respect of each Interest, with the separate statements attached), of the Consideration in Dollars, giving an estimate of the sum of all Adjustments (including, for the avoidance of doubt, the Working Capital Adjustment referred to under clause 3.4 and the Cash Calls Adjustment under clause 3.5) which are expected to be required as at the Completion Date, together with amounts equivalent to interest in accordance with clause
         3.15 to be made hereunder in respect of the Interests. Such statement shall be provided no later than seven (7) Business Days prior to Completion. Seller may update the same and the Parties shall endeavour to agree the statement before Completion, failing which the matter shall be dealt with in accordance with clauses 3.11 and 3.12. This interim completion statement (the "Interim Completion Statement") shall be in the format set out in Schedule 4.

3.10 If any of the amounts or portions thereof contained in the Interim Completion Statement to be delivered pursuant to clause 3.9 have not been agreed or determined prior to Completion, the disputed amounts or portions of the Adjustments shall be left out of account and shall be dealt with as part of the Final Completion Statement in accordance with clauses 3.11 and 3.12, and the undisputed balances of the Adjustments shall be set off against each other. The resultant balance in relation to the Interests shall be added to or subtracted from (as the case may be) the amount of the Consideration stated in clause 3.1, and such amount so adjusted shall be payable at Completion.

3.11     FINAL COMPLETION STATEMENT/FINAL ADJUSTMENTS

         Within sixty days after Completion, and without prejudice to the provisions of clause 6, Seller shall provide Purchaser with a written statement (being a consolidation of separate statements prepared in respect of the Interests, with the separate statements attached), together with reasonably detailed supporting documentation, giving the final amount of the Consideration and all Adjustments to be made hereunder in respect of the Interests (including any amounts left out of account under clause 3.10) together with amounts equivalent to interest in accordance with clause 3.15. If the Parties shall fail to agree any such amounts in dispute (the "Disputed Amounts") within fifteen Business Days of receipt by Purchaser, the statement shall be referred for determination in accordance with the provisions of clause
         3.12. Any amounts so agreed within fifteen Business Days (the "Second Adjustment"), to the extent not already paid or taken into account on Completion, shall be paid by Purchaser or Seller within five Business Days following agreement of the relevant Parties. Payment of the Disputed Amounts or portions thereof shall be made within five Business Days following either agreement of the Parties or determination under clause 3.12 (as the case may be). This final completion statement (the "Final Completion Statement") shall be in the format set out in
         Schedule 4. For the avoidance of doubt, the provisions of this clause
         3.11 shall not apply to any tax adjustments pursuant to clause 12.

3.12     INDEPENDENT DETERMINATION

         If the Parties cannot reach agreement on the contents of all or part of the statements referred to in clauses 3.9 and/or 3.11 within the time limit provided in clause 3.11, the Disputed Amounts may be referred by any Party for determination by an independent chartered accountant nominated by the Parties or, in the absence of agreement between the Parties within five Business Days of a Party notifying the other that it proposes to refer the dispute to an expert, by the President of the Institute of Chartered Accountants in England and Wales. Within ten Business Days after the appointment of such expert, each Party may submit to the expert a statement of the nature of the dispute, a description of the submitting Party's claims with respect thereto, and any other supporting documentation or materials with respect thereto that the submitting Party desires the expert to consider. The Party submitting such statement shall provide a copy thereof to the other Party, who shall have five Business Days from receipt thereof to submit an answering statement to the expert. The nominated chartered accountant shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said accountant's determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne by Seller as to one half and Purchaser as to the other half and each Party shall bear its own costs in respect of such reference.

3.13 Seller shall provide Purchaser with copies of all Operator's reports, billing statements and correspondence and any and all other relevant documentation in its possession or under its control necessary to support the statements referred to in clauses 3.9 and 3.11. The Parties shall liaise on the compilation and agreement of the said statements.

3.14     FINANCIAL INFORMATION

         Both prior to and after Completion, Seller shall provide Purchaser with access to Seller's financial records for the Interests for the calendar years 2001 and 2002 which were previously made available to Seller's auditors for purposes of preparing Seller's annual audited and quarterly reviewed financial statements for those years and to Seller's corresponding financial records for any portion of 2003 prior to Completion, including in each case records with respect to direct operating costs with respect to each of the Interests and the net revenues from such Interests and such other information as may be required for Purchaser's Form 8-K filing with respect to the transactions contemplated by this Agreement. Seller shall cause Seller's and Seller's Affiliates' personnel to cooperate with Purchaser in providing such access and to reasonably assist Purchaser in locating and interpreting such records and Seller shall cause Seller's contractor Accenture to provide reasonable assistance to Purchaser in the preparation of certain supporting financial schedules and audit work papers. The cost incurred by Seller in providing the financial data to Purchaser and assisting Purchaser shall be borne by Purchaser. Purchaser releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all claims relating to, arising out of, or connected with, directly or indirectly, Seller's preparation or furnishing of any such records to Purchaser, any actions, representations or certifications of Seller's and its Affiliates' personnel or auditors with respect to the information contained in such records, or Purchaser's use of the information contained in such financial records, regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of law, or other fault of Seller Group, or any pre-existing defect.

3.15     TIME-VALUE ADJUSTMENTS

         3.15.1 An amount equivalent to simple interest (calculated on a daily basis on the basis of a 365 day year) at the Agreed Rate shall be payable to Seller on the amount of the Consideration stated in clause 3.1 from the Economic Date up to and including the Completion Date.

         3.15.2  In respect of the Adjustments:

                  (a) an amount equivalent to simple interest (calculated on a daily basis on the basis of a 365 day year) at the Agreed Rate shall be payable on the Working Capital Adjustment from the Economic Date up to and including the Completion Date, and, in the case of that element of the Second Adjustment attributable to it or Disputed Amounts, thereafter up to and including the date of settlement thereof;

                  (b) an amount equivalent to simple interest (calculated on a daily basis on the basis of a 365 day year) at the Agreed Rate shall be payable on each cash call or invoice, claim, demand or statement (adjusted in accordance with clause 12) comprised in the Cash Calls Adjustment from the date on which such cash call or invoice, claim, demand or statement is paid by Seller up to and including the date of settlement of such element of the Cash Calls Adjustment;

                  (c) an amount equivalent to simple interest (calculated on a daily basis on the basis of a 365 day year) at the Agreed Rate shall be payable on each receipt comprised in the NPR Adjustment from the date such income is received by the Seller up to and including the date of settlement of such element of the NPR Adjustment;

                  (d) an amount equivalent to simple interest (calculated on a daily basis on the basis of a 365 day year) at the Agreed Rate shall be payable on each receipt comprised in the Petroleum Sales Adjustment from the date of such receipt by or credit to the Seller up to and including the date of settlement of such element of the Petroleum Sales Adjustment; and

                  (e) an amount equivalent to simple interest (calculated on a daily basis on the basis of a 365 day year) at the Agreed Rate shall be payable on each item of expenditure comprised in the Interim

                          Period Adjustment from the date such item of expenditure is paid by the Seller up to and including the date of settlement of such element of the Interim Period Adjustment.

3.16 Where any sums payable by Purchaser to Seller or by Seller to Purchaser pursuant to clauses 3, 6 or 7 are expressed in currencies other than Dollars, the same shall be translated into Dollars at the arithmetical average of the spot closing midpoint rates quoted in the Financial Times for the currency concerned on each Business Day during the calendar month prior to the month in which the relevant payment is made or received (as the case may be) and shall be paid in Dollars.

3.17 Where this Agreement provides for any payment to the Seller's Account, the Seller irrevocably authorises and instructs the Purchaser to make that payment to the Seller's Account, delivery to which account shall be an effective discharge of the Purchaser's obligation to pay the amount concerned. The Purchaser shall not be concerned to see to the application of any such amounts so paid. Likewise, where this Agreement provides for any payment to the Purchaser's Account, the Purchaser irrevocably authorises and instructs the Seller to make that payment to the Purchaser's Account, delivery to which account shall be an effective discharge of the Seller's obligation to pay the amount concerned. The Seller shall not be concerned to see to the application of any such amounts so paid.


4.       INTERIM PERIOD

4.1 During the Interim Period (to the extent the same falls after the date hereof), Seller shall:

         4.1.1 to the extent practicable in the circumstances consult with Purchaser in relation to any material decision in connection with the Interests (in particular in respect of the non-compliant X-10 oil cooler on the Forties Charlie platform) and take reasonable account of Purchaser's reasonable representations but so that nothing in this sub-clause shall operate to fetter the discretion of the Seller in exercising its votes in respect thereto;

         4.1.2 not approve any work programme, budget, expenditure or capital commitment relating to any Licence involving expenditure in excess of L1,000,000 (net Seller's share) in any case other than:

                  (a) any such expenditure covered by any budget approved prior to the date of this Agreement; or

                  (b) any such expenditure in respect of which Purchaser has given its prior written approval (not to be unreasonably withheld or delayed); or

                  (c) any expenditure necessitated by any emergency (in which case Seller shall consult with Purchaser to the extent practicable in the circumstances);

         4.1.3 continue to carry on their activities in relation to the Interests in the ordinary and usual course (and in accordance with the terms of the Licences and other Licensed Interest Documents) so as to protect and maintain the same in accordance with good oilfield practice;

         4.1.4 consult with the Purchaser with regard to the Interests and co-operate with the Purchaser so as to ensure an efficient handover of the Interests on Completion;

         4.1.5 generally keep the Purchaser in a timely manner informed of matters (not of a routine or minor nature) relating to the Interests;

         4.1.6 not, without the Purchaser's written consent (not to be unreasonably withheld or delayed), waive, compromise or settle any material right or claim with respect to the Interests insofar as such right or claim relates or is capable of relating to periods after the Economic Date;

         4.1.7 not, without the Purchaser's written consent (not to be unreasonably withheld or delayed), encumber, sell, lease or otherwise dispose of any of the Interests (excluding sales of production therefrom in the ordinary course of business consistent with past practices), or purport to do any of the same;

         4.1.8 not, without the Purchaser's written consent (not to be unreasonably withheld or delayed), terminate, amend, or modify, or agree to terminate, amend or modify, any of the Licensed Interest Documents or withdraw from the Licences (or any of them);

         4.1.9 not, without the Purchaser's written consent (not to be unreasonably withheld or delayed), and excluding any contract or agreement covered by any budget approved prior to the date hereof, enter into a contract or agreement relating to the Interests and attributable to the period after the Economic Date that is (i) a contract or agreement with an Affiliate of Seller; or (ii) a contract or agreement for which Purchaser shall have financial responsibility after Completion in an amount in excess of L1,000,000; or (iii) a contract or agreement which materially interferes with the operation of the Interests in the manner in which they were operated as of the Economic Date; or (iv) a joint operating agreement, unitization agreement or co-operation agreement;

         4.1.10 provide the Purchaser with all reasonable information and assistance requested by the Purchaser so as to enable the Purchaser to include the Interests under its Global Insurance Program.

4.2

         4.2.1 Notwithstanding any other provision of this Agreement, if prior to Completion (but not thereafter), an event giving rise to physical damage to the Forties Field Facilities occurs which causes a total shutdown in production from the Interests which total shutdown is estimated in good faith by both Parties (as evidenced by written agreement to that effect) as likely to continue for not less than one year from the date of such event, (or if for any reason the Parties are unable or unwilling to agree upon such estimate within fifteen (15) Business Days of a request to do so from either Party, estimated as aforesaid by an independent expert appointed by the Parties, or if the Parties are unable to agree on such appointment within twenty-four (24) hours, as appointed by the President of the Institute of Petroleum); then the Purchaser shall have the right as prescribed in clause 4.2.2 to terminate this Agreement by notice in writing to the Seller, without either Party having any liability to the other. Save in the event of fraud, the agreement of the Parties or the expert's determination, as the case may be, shall be final and binding on the Parties and the expert shall be deemed to be acting as an expert and not as an arbitrator.

         4.2.2 If the Parties agree or the expert determines that a total shutdown as provided in clause 4.2.1 is likely to continue for not less than one (1) year from the date of such event, the Purchaser shall be entitled at any time prior to the close of business on the fifth (5th) Business Day after the Parties reach agreement or receive the expert's determination to give notice to the Seller to terminate this Agreement. If the Purchaser does not give such a notice or is not entitled to give such a notice by reason of the Parties reaching agreement or the expert determining that a total shutdown is not likely to continue for one year or longer, then the Parties shall (subject to the fulfilment or waiver of the Conditions Precedent) proceed to Completion or if the date of Completion has been delayed pursuant to clause 4.2.3 then as soon as reasonably practicable and in any event within ten (10) Business Days of such agreement or the receipt of such determination.

         4.2.3 If the Parties' estimate or expert's determination referred to in clause 4.2.1 has not been agreed or received, as the case may be, by the Purchaser prior to the date which is five (5) Business Days prior to Completion then the Completion shall be delayed until after receipt by the Purchaser of the Parties' estimate or expert's determination (subject to the fulfilment or waiver of the Conditions Precedent).

         4.2.4 If the Purchaser does not exercise any right it may have under this clause 4.2 to terminate this Agreement and proceeds to Completion, the Purchaser shall be deemed to have waived any and all other rights it may have hereunder or otherwise in relation to the event referred to in clause 4.2.1 it being accepted by the Parties that the right of termination shall be in lieu of any other right of the Purchaser in relation to such event, including any right to claim damages, make any claim in respect of the Warranties or seek any reduction in the Consideration.

         4.2.5 The rights set out in this clause 4.2 shall not apply in respect of any event giving rise to physical damage to the Forties Field Facilities which occurs after Completion.

4.3     INTERIM PERIOD RISK AND INSURANCE

        4.3.1 Subject to clause 4.2 and the other provisions of this Agreement, the Purchaser shall accept the assets comprising the Interests in the physical condition in which they exist at the date of this Agreement and, notwithstanding that title will not pass until Completion, shall assume the risk of damage thereto or the destruction thereof as from the date of this Agreement.

        4.3.2 The Purchaser shall with effect from the date of this Agreement until this Agreement is terminated or Completion takes place (as the case may be) ensure that the insurance coverage provided by its Global Insurance Program includes the Interests. The Purchaser will not vary such insurance coverage in respect of the Interests without the Seller's prior written consent (not to be unreasonably withheld or delayed). The Purchaser shall provide to the Seller evidence that the Interests have been included under the Global Insurance Program as soon as reasonably practicable after the date of this Agreement.

        4.3.3 If after the date of this Agreement the Interests sustain damage or are destroyed, the Seller shall cooperate with and provide all reasonable assistance and provide all such relevant information to the Purchaser or its insurers (including such insurers' representatives and contractors) as may be reasonably requested by the Purchaser or its insurers, so as to enable the Purchaser to effect recovery under the Global Insurance Program.

4.4 Without prejudice to clause 4.1, Seller shall (subject to any confidentiality obligations by which it is bound, from which obligations Seller shall use reasonable endeavours to procure its release) ensure that pending Completion the Purchaser is kept informed in a timely manner of all material matters in relation to the Interests, including, but not limited to:

         (a)     the making of any cash call;

         (b)     the approval of any AFE;

         (c) the adoption or proposal of, or amendment to, any work programmes and budgets;

         (d)     the receipt of Operators' billing statements and invoices; and

         (e)     the receipt of any Data.

4.5 After execution of this Agreement, Seller shall make available (during Seller's regular business hours and at their current location) for review by Purchaser and its representatives all Data. If Purchaser requests copies of any of the Data, Seller shall use reasonable efforts to provide the requested copy to Purchaser at Purchaser's expense.

4.6 As soon as practicable after execution of this Agreement, Seller and Purchaser will create a transition team ("TRANSITION TEAM") consisting of approximately three (3) persons on each side for the purpose of:

         (a) providing information and background to Purchaser and Purchaser's personnel relating to the operation of the Interests (including the provision of services under the FPS Platform Services Agreement);

         (b) providing liaison with the Employees and any other personnel of the Seller who are responsible for such operations; and

         (c) planning the anticipated transfer of operatorship of the Interests to Purchaser.

         Seller will allow the Purchaser's representatives on the Transition Team reasonable access to Seller's premises at Dyce, Aberdeen and to sites on-shore and off-shore associated with the operation of the Interests which sites are under Seller's control all at Purchaser's sole risk and expense.


5.       COMPLETION

5.1 Completion under this Agreement shall take place at the offices of Herbert Smith, Brussels (or at such other location as the Parties may agree) on the Business Day which falls ten Business Days after the date on which the last of the Conditions Precedent have been fulfilled or waived (or at such other time as the Parties may agree). Promptly after receipt of a governmental or Relevant Third Party consent, approval or waiver which is a Condition Precedent, the receiving Party shall notify the other Party that such consent, approval or waiver has been obtained.

5.2 On the Completion Date all but not part only of the following business shall be transacted:

         5.2.1   Purchaser shall:

                  (a) pay to Seller the Consideration, as adjusted in accordance with clauses 3.3 to 3.10 inclusive together with amounts equivalent to interest pursuant to clause 3.15, by means of telegraphic transfer in immediately available funds to Seller's Account on such Completion Date;

                  (b) deliver to Seller (to the extent not already delivered prior to Completion) a copy of the relevant consents, approvals, confirmations or waivers, necessary to satisfy the Conditions Precedent and obtained by or on behalf of Purchaser;

                  (c) deliver to Seller (to the extent not already delivered prior to Completion) a copy, certified as a true copy and in full force and effect by a director or the secretary of Purchaser, of a resolution of the board of directors of Purchaser authorising its entry into the transactions contemplated by this Agreement and authorising a person or persons to sign the same and the Completion Documents on behalf of Purchaser; and

                  (d) execute and deliver those of the Completion Documents to which it is a signatory.

         5.2.2 Seller shall deliver to Purchaser (to the extent not already delivered prior to Completion):

                  (a) the Completion Documents duly executed by all the parties thereto other than Purchaser (and, in the case of the Deeds of Licence Assignment, the Secretary);

                  (b) a copy of other relevant consents, approvals, confirmations or waivers, necessary to satisfy the Conditions Precedent and obtained by or on behalf of Seller; and

                  (c) a copy, certified as a true copy and in full force and effect by a director or the secretary of Seller, of a power of attorney authorising the execution of this Agreement and the Completion Documents on behalf of Seller.

5.3 Seller and Purchaser undertake to each other and agree to use all reasonable endeavours to ensure the execution of each of the Post Completion Documents (to the extent not delivered at Completion) by all parties thereto as soon as possible after Completion.

5.4 Without prejudice to its obligations under clause 4, Seller shall ensure that (to the extent not delivered prior to Completion) the Licensed Interest Documents and all Data in the possession or control of Seller (or copies thereof, if originals are not in Seller's possession) are made available for collection by Purchaser at its own expense within normal business hours as soon as reasonably practicable after the Completion Date.

5.5 Purchaser acknowledges that Seller shall have the right to retain copies of any of the Licensed Interest Documents, subject to the same being maintained in confidence, and the provisions of clause 9 shall apply to Seller in the same way as they apply to Purchaser.

5.6 Purchaser undertakes that, following Completion, it shall not and it shall procure that its Affiliates shall not make use of any stationery, invoices, forms, seals, trade marks, logos and any other similar articles or symbols showing the expression "BP", "Amoco" or "BP Amoco" or any other expression likely to suggest a connection with the BP group of companies, provided that any signs, placards or other marks bearing such trade marks, logos and symbols of Seller or the BP group of companies shall be removed by Purchaser from the properties comprising the Interests within 45 Business Days after the Completion Date.

5.7      Notwithstanding Completion:

         5.7.1 each provision of this Agreement (and any other document referred to in it) not performed at or before Completion but which remains capable of performance;

         5.7.2   the Warranties; and

         5.7.3 all covenants and other undertakings contained in or entered into pursuant to this Agreement,

         will remain in full force and effect and (except as otherwise expressly provided) without limit in time.


6.       INDEMNITIES

6.1 The provisions of this clause 6 shall only take effect once Completion has occurred. All adjustments and reimbursements made and the ascertainment of all Obligations and Benefits under this clause 6 will be calculated using the accruals method of accounting.

6.2 Seller shall be liable for costs, charges, expenses, liabilities and obligations in connection with or arising out of the Interests (other than Environmental Liabilities and the Decommissioning Liabilities) (together "Obligations") which accrue in or relate to any period before the Economic Date and Seller shall be entitled to all income, receipts, rebates and other benefits in connection with or arising out of the Interests (together "Benefits") which accrue in or relate to any period before the Economic Date.

6.3 Purchaser shall be liable for all Obligations and entitled to all Benefits which accrue in or relate to any period on or after the Economic Date.

6.4 Subject to clause 6.9, save to the extent that the Consideration is adjusted to take account thereof under clause 3, and subject to clauses 7 and 12:

         6.4.1 if any Obligations are incurred by Seller in respect of any period on or after the Economic Date, Purchaser shall reimburse and indemnify Seller in respect thereof;

         6.4.2 if any Obligations are incurred by Purchaser in respect of any period prior to the Economic Date, Seller shall reimburse and indemnify Purchaser in respect thereof;

         6.4.3 if any Benefits accrue to Seller in respect of any period on or after the Economic Date, Seller shall account to and reimburse Purchaser in respect thereof; and

         6.4.4 if any Benefits accrue to Purchaser in respect of any period prior to the Economic Date, Purchaser shall account to and reimburse Seller in respect thereof.

6.5 Any amount to be paid or reimbursed in accordance with clause 6.4 or any other provision of this clause 6 shall (i) in the case of those amounts that arise prior to the Completion Date, be paid or reimbursed on Completion and (ii) in the case of those amounts that arise after the Completion Date be paid or reimbursed within ten Business Days of receipt thereof (or, in the case of Obligations, within ten Business Days of receipt of notification from the Party which has incurred such Obligations) in each case, to the Seller's Account or the Purchaser's Account (as the case may be).

6.6 For the avoidance of doubt and without prejudice to the generality of the foregoing provisions of this clause 6, as between Seller and Purchaser, Purchaser shall at its cost and expense be responsible for decommissioning and/or removing and/or making safe all plant, equipment and machinery, wells and other installations (including pipelines) and facilities relating to operations under the Licences and/or under each and any JOA or other Licensed Interest Document to the extent that such obligations are attributable to the Interests whether such Losses and Expenses are incurred under or pursuant to any of the Licence Documents or under statutory, common law or other obligation. The Purchaser covenants that it shall indemnify and hold Seller and its Affiliates harmless against any and all Losses and Expenses which Seller or any of its Affiliates may incur arising out of or in connection with the Decommissioning Liabilities regardless of whensoever such Decommissioning Liabilities may arise or may have arisen, regardless of whosoever is or was a licensee under the relevant Licence or a party to the relevant JOA or owned or leased the relevant property and regardless of whether such Losses and Expenses arise as a consequence of negligence on the part of Seller or any of its Affiliates, Provided that, for the avoidance of doubt, Purchaser shall not be required to reimburse Seller for amounts actually expended by Seller prior to the Economic Date in respect of Decommissioning Liabilities.

6.7 Purchaser covenants that it shall indemnify and hold Seller and its Affiliates harmless against any Losses and Expenses Seller or any of its Affiliates may incur arising out of or in connection with the Environmental Liabilities regardless of whensoever such Environmental Liabilities may arise or may have arisen, regardless of whosoever is or was a licensee under the relevant Licence or a party to the relevant JOA or owned or leased the relevant property and regardless of whether such Losses and Expenses arise as a consequence of negligence or breach of any Environmental Law on the part of Seller or any of its Affiliates.

6.8 Notwithstanding clauses 6.2 and 6.7, Seller shall indemnify and hold harmless the Purchaser and its Affiliates against all fines and financial penalties which are imposed under any Environmental Law in respect of the following events:

         6.8.1 the rupture of a gas pipeline on the Forties Alpha platform which resulted in the release of an estimated amount of 1 tonne of gas in November 2002; and

         6.8.2 the escape of an estimated amount of 30-40 tonnes of diesel from the Forties Alpha platform in December 2002.

6.9 For the avoidance of doubt, and without prejudice to the provisions of clauses 6.2, 6.3 and 6.4, (i) any Benefits or Obligations (including the cost of any audit) accruing in respect of the Interests in the form of amounts receivable or payable resulting from an audit pursuant to a JOA or from any other subsequent adjustment in relation to the operation of, and expenditure attributable to, the Interests in the period prior to the Economic Date shall accrue to Seller, and (ii) any such Benefits or Obligations attributable to the Interests in the period from and after the Economic Date shall accrue to Purchaser. Where any such audit takes place after the Completion Date, Purchaser shall use all reasonable endeavours to enable Seller to make representations directly to any relevant Operator and shall in any event be obliged to take account of Seller's representations in connection with such audit and to notify the relevant Seller of any audit adjustment as soon as practicable after the results of such audit are known. If, as a result of any audit adjustment or otherwise, either Seller or Purchaser is, on the principles set out in clauses 6.2, 6.3 and 6.4, so liable to pay any amount to the other, then, to the extent that the Consideration has not already been adjusted pursuant to the provisions of clause 3 in respect thereof, or the amount has not otherwise been paid in accordance with clause 6.4, such amount shall be paid to Seller's Account or the Purchaser's Account (as appropriate) within thirty Business Days after the amount receivable or payable as a result of such an audit or other subsequent adjustment has been taken into account by the relevant Operator in the Operator's billing statement.

6.10 Notwithstanding any provision of this clause 6, the Seller shall not be entitled to claim or reclaim under any of the indemnities in this clause, any amount payable or paid to the Purchaser for breach of warranty or other breach of this Agreement.


7.       WARRANTIES

7.1 Subject to the provisions of this clause 7 and save as fairly disclosed under the terms of the Disclosure Letter, Seller hereby warrants to Purchaser in the terms set out in Part 2 of Schedule 5 and Part 2 of
         Schedule 6 and as follows:

         7.1.1 it is a licensee of the Licences and the sole legal and beneficial owner of the Interests and following fulfilment of the Conditions Precedent, Seller will at Completion have the right to transfer and assign full legal and beneficial ownership of the Interests to Purchaser;

         7.1.2 subject to the provisions of the Licensed Interest Documents, no Encumbrance is in existence and in force over the Interests nor, subject as aforesaid, is there in effect any agreement or commitment to create the same;

         7.1.3   it has not:

                  (a) committed any material breach of the Licences or any of the Licensed Interest Documents; nor

                  (b) received notice that any of the parties to any of the Licences or Licensed Interest Documents is in breach thereof,

                  which breach in either case, at the date of making this statement, is of a material nature and is subsisting;

         7.1.4

                  (a) the Licences and all rights and interests of it thereunder or deriving therefrom are in full force and effect;

                  (b) no act or omission of it has occurred which would entitle the Secretary to revoke, rescind, avoid, repudiate or terminate any of the Licences;

                  (c) so far as it is aware, no act or omission of any licensee of the Licences (other than Seller) has occurred which would entitle the Secretary to revoke, rescind, avoid, repudiate or terminate any of the Licences; and

                  (d) no notice has been given to it by the Secretary or, so far as it is aware, to any other licensee of the Licences, notifying or indicating an intention on the part of the Secretary to revoke, rescind, avoid, repudiate or terminate any of the Licences;

         7.1.5 no Licence is in the course of being surrendered in whole or in part;

         7.1.6 all accrued obligations and liabilities imposed by the Licences on it, including without limitation the work obligations arising from the Licences, have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled by it under the Licences or any of them;

         7.1.7

                  (a) it is not a party to any litigation or arbitration or administrative proceedings relating to the Interests or any portion thereof in respect of which a writ or summons or other formal pleading has been served or judgement issued;

                  (b) there are no claims (whether or not formulated within a formal pleading as aforesaid) or disputes in relation to, and which are likely materially to prejudice or detrimentally affect in any material manner, the Interests;

                  (c) it is not aware that any such litigation, arbitration, administrative proceedings claim or dispute are threatened or pending either by or against it;

                  (d) there are no facts known to it which are likely to give rise to any claim or dispute which is likely so to prejudice or detrimentally affect in any material manner the Interests; and

                  (e) so far as it is aware, none of the other licensees of the Licences or the parties to the Licensed Interest Documents is a party to any litigation, arbitration or administrative proceedings or any claim or dispute or judgment in relation to, and which is likely to prejudice or detrimentally affect in any material manner, the Interests;

         7.1.8   the Licensed Interest Documents:

                  (a) are the only material documents of which it is aware which govern or relate to the creation, existence and validity of the Interests, other than those which are otherwise disclosed in the Disclosure Letter; and

                  (b) are the only material agreements to which it is party relating to the Interests;

         7.1.9 it is duly incorporated with limited liability and validly existing under the laws of England and Wales;

         7.1.10 the documents which contain or establish its constitution incorporate provisions which authorise, and all necessary corporate action has been taken by it to authorise it to execute and deliver this Agreement and perform the transactions contemplated by this Agreement;

         7.1.11 the signing and delivery of this Agreement and, subject to fulfilment of the Conditions Precedent, the performance of any of the transactions contemplated by this Agreement will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, licence, permit or consent by which it or any of its Affiliates or their respective assets is bound or affected;

         7.1.12 it has not given to or received from any other party to any of the Licensed Interest Documents any notice of withdrawal in whole or in part from any or all of the Licences or of any proposed assignment of any interest arising thereunder, which notice is in either case still current;

         7.1.13 so far as it is aware, no event or incident has occurred in respect of the Interests (other than pursuant to prevailing oil and gas field practice conducted in accordance with any legislation in force at the time of the relevant activity) which has given rise to any Environmental Liability;

         7.1.14

                  (a) the Interests have been owned and operated in compliance in all material respects with all applicable laws including any European Community, international treaties, national, federal, provincial, state or local statutes, the common law, and any codes of law applicable to the Interests; and

                  (b) Seller has received no written notice that Seller's ownership and operation of the Interests violates in any material respects any applicable laws;

         7.1.15

                  (a) all of the plant and equipment included in the Interests complies in all material respects with all applicable legal requirements;

                  (b) the average daily production from the Interests between 24 December 2002 and 7 January 2003 (both dates inclusive) was 46,500 barrels per day of oil equivalent volumes and the average daily production from the Interests in the fourth quarter of 2002 was 40,400 barrels per day of oil equivalent volumes;

         7.1.16 Seller has all governmental licences, permits, authorisations, consents and permissions necessary to own and operate the Interests as presently owned and operated; such licences, permits, authorisations, consents and permissions are in full force and effect and no material violations exist with respect to any of the same;

         7.1.17 Seller has furnished to Purchaser true, correct and complete copies of the Licensed Interest Documents including the Licences;

         7.1.18 with respect to periods from and after the Economic Date, Seller has not cancelled, waived, released, or discounted any rights or claims under the Licences or the other Licensed Interest Documents;

         7.1.19 there are no pre-emptive or preferential purchase rights held by third parties with respect to all or any portion of the Interests; and

         7.1.20 so far as Seller is aware, the Historical Data is true and accurate in all material respects to the extent that it is historical and factual in content, and was produced in good faith at the time that it was created.

         The warranties set out above shall be deemed to be repeated at Completion with the exception of the warranties set out in paragraph
         1.4 of Part 2 of Schedule 5 and paragraph 7 of Schedule 6 and in clauses 7.1.3(b), 7.1.4(c), 7.1.4(d), 7.1.6, 7.1.7, 7.1.8(b), 7.1.12,
         7.1.13, 7.1.14(b), 7.1.15 and 7.1.20.

         The only Warranty given by Seller in respect of Environmental Liabilities is that set out in clause 7.1.13 and none of the other Warranties shall be deemed given in relation to Environmental Liabilities.

7.2 Subject to the provisions of this clause 7 and save as otherwise expressly disclosed in writing to Seller, Purchaser hereby warrants to Seller as of the date hereof and as of the Completion Date as follows:

         7.2.1 Purchaser is duly incorporated with limited liability and validly existing under the laws of England and Wales;

         7.2.2 the documents which contain or establish Purchaser's constitution incorporate provisions which authorise, and all necessary corporate action has been taken to authorise, Purchaser to execute and deliver this Agreement and perform the transactions contemplated hereby;

         7.2.3 the signing and delivery of this Agreement and the performance of the transactions contemplated by this Agreement, will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, licence, permit or consent by which Purchaser or any of its Affiliates or any of its assets is bound or affected; and

         7.2.4 no litigation, arbitration, administrative proceeding, dispute or judgment against Purchaser or to which Purchaser is a party which might by itself or together with any such other proceedings have a material adverse effect on its business, assets or condition and which would materially and adversely affect its ability to observe or perform its obligations under this Agreement and the transactions contemplated hereby, is subsisting or, so far as Purchaser is aware, threatened or pending against Purchaser or any of its assets.

7.3 Each warranty set out in clauses 7.1 and 7.2 shall be construed as a separate warranty.

7.4 Seller shall not be liable for any Relevant Claim in relation to any breach of any Warranty unless it shall have received from Purchaser, as soon as practicable after Purchaser becomes aware of the same, written notice containing reasonable details of the Relevant Claim including Purchaser's provisional estimate of the amount of the Relevant Claim. The failure of Purchaser to give prompt notice of a Relevant Claim shall not relieve Seller of its obligations under this Agreement except to the extent such failure prejudices Seller's ability to defend against the Relevant Claim; provided always that unless such notice is received on or before 18 months after the Completion Date Seller shall have no liability for such Relevant Claim. Any Relevant Claim made shall be deemed to have been withdrawn unless proceedings in respect thereof have been both issued and served on Seller within 6 months of the giving of such notice.

7.5 Except as set out in clause 7.1, neither Seller nor any of its Affiliates nor any officer, shareholder, director, employee, agent, consultant or representative of Seller or any of its Affiliates (including, without limitation, their auditors) makes any representation, warranty, statement, opinion, information or advice (including without limitation any representation, warranty, statement, opinion, information or advice (a) communicated (orally or in writing) to Purchaser or any Affiliate of Purchaser or (b) made in any data, information or document communicated to Purchaser or any Affiliate of Purchaser or made by any officer, shareholder, director, employee, agent, consultant or representative of Seller or any Affiliate of Seller) and Purchaser acknowledges, affirms and warrants that it has not relied, and will not rely, upon such representation, warranty, statement, opinion, information or advice of any person in entering into this Agreement or carrying out the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Seller does not make any representation or warranty as to: (i) the amounts, quality or deliverability of reserves of crude oil, natural gas or other hydrocarbons attributable to the Interests, (ii) any geological, geophysical, engineering, economic or other interpretations, forecasts or evaluations, (iii) any forecast of expenditures, budgets or financial projections, (iv) any geological formation, drilling prospect or hydrocarbon reserve, or (v) the state, condition or fitness for purpose of any of the physical assets, including installations, pipelines and plant and machinery, which comprise the Interests.

7.6 The liability of Seller in respect of any Relevant Claim shall be limited as follows:

         7.6.1 there shall be disregarded for all purposes, including for the avoidance of doubt clause 7.6.2, any Relevant Claim in respect of which claim the amount of the damages to which the Purchaser would otherwise be entitled is less than $1,000,000 (one million Dollars);

         7.6.2 Seller shall not have any liability except and only to the extent that the damages to which Purchaser is entitled in aggregate exceed $15,000,000 (fifteen million Dollars); and

         7.6.3 the maximum aggregate liability of Seller in respect of all claims for breach of the representations and warranties shall not exceed an amount equal to one hundred and ten per cent. of the Consideration.

7.7

         7.7.1 Without prejudice to Purchaser's rights under this Agreement and subject always to clause 7.2.2, if Purchaser receives written notice of any claim from a third party which may give rise to Purchaser having a Relevant Claim against Seller and Purchaser duly notifies Seller of such Relevant Claim pursuant to clause 7.4, Purchaser shall as soon as practicable notify Seller of that third party claim in writing (a "THIRD PARTY CLAIM"). If requested by notice in writing by Seller within 20 Business Days of receipt by Seller of the notice from Purchaser of the Third Party Claim, Purchaser shall:

                  (a) use reasonable endeavours to defend such Third Party Claim; and

                  (b) keep Seller reasonably informed with respect to the process of such Third Party Claim,

                 and Seller shall be entitled to take and/or require Purchaser to take any reasonable action to resist such claim (but at Seller's sole cost and expense) and Seller shall have the conduct of any appeal, dispute, compromise or defence of such Third Party Claim and Purchaser shall give Seller all co-operation, access and assistance for the purposes of considering and resisting such Third Party Claim as Seller may reasonably require.

         7.7.2 Notwithstanding clause 7.7.1, Seller shall not be entitled to take any action or do anything in the name of Purchaser and Purchaser shall not be obliged to take any action or do anything requested of it by Seller:

                  (a)     if and to the extent that the:

                          (i) Purchaser is or would be likely to be commercially prejudiced to a material extent in Purchaser's opinion (acting reasonably);

                          (ii) reputation of Purchaser, or the reputation of any of its Affiliates may, in the opinion of Purchaser (or its relevant Affiliates), (acting reasonably), be likely to be damaged or impaired;

                  (b) unless Purchaser is indemnified by Seller to Purchaser's reasonable satisfaction for all liabilities, damages or losses and for all costs and expenses which Purchaser (or any of its Affiliates) may incur or suffer in respect of the defence, action, act, thing, co-operation, access and assistance required or requested of Purchaser under clause 7.7.1.

7.8 If Seller pays to Purchaser an amount pursuant to a Relevant Claim and Purchaser is entitled to recover from some other person any sum to which it would not have been or become entitled but for the circumstances giving rise to such Relevant Claim, subject to being put in funds to the reasonable satisfaction of the Purchaser, Purchaser shall promptly undertake all appropriate steps to enforce such recovery and shall as soon as practicable following any such recovery repay to Seller the lesser of: (i) the amount paid to it by the relevant Seller pursuant to the Relevant Claim; and (ii) the amount recovered from the third party in each case less all costs, charges and expenses reasonably incurred by Purchaser in obtaining (or consequent upon obtaining) that payment and in recovering that amount from the third party.

7.9 The Seller shall not be liable for any Relevant Claim if and to the extent that such Relevant Claim:

         7.9.1 occurs or arises or, such Relevant Claim otherwise having arisen, is increased as a result of any act, matter, omission, transaction or circumstance which would not have occurred but for, the passing of, or any change in, after the date hereof, any law, rule, regulation, interpretation of the law or any administrative practice of any government, governmental department, agency or regulatory body, including any passing of or change in any law, rule, regulation, interpretation of the law or any administrative practice as aforesaid which takes effect retrospectively, or any increase in the rates of Tax or any imposition of Tax or any amendments to or the withdrawal of any extra-statutory concession or other practice previously made by or published by the Inland Revenue or other taxing authority (in whatever jurisdiction) and in force at the date of this Agreement;

         7.9.2 occurs or arises or, such Relevant Claim otherwise having arisen, is increased as a result of anything voluntarily done or omitted to be done between the date of this Agreement and the Completion Date by Seller with the Purchaser's prior written consent (provided that Seller shall have acted as a reasonable and prudent operator and in accordance with generally accepted oilfield practices in the UKCS), or at Purchaser's prior written request;

         7.9.3 occurs or arises or, such Relevant Claim otherwise having arisen, is increased as a result of any voluntary act, default, omission, transaction or arrangement after Completion by the Purchaser, in the ordinary course of its business as now carried on.

7.10 Nothing in this Agreement shall relieve Purchaser of any duty, whether at common law or otherwise, to mitigate any loss or damage incurred by it in respect of any breach by the Seller of the representations, warranties, indemnities or any other term of this Agreement or in respect of its subject matter.

7.11 Purchaser shall not be entitled to recover from Seller the same sum or loss more than once in respect of any Relevant Claim.

7.12 Seller shall not be liable in respect of any Relevant Claim to the extent that a provision or reserve has been or will be made in calculating the Adjustments in respect of the matter or transaction giving rise to such Relevant Claim.


8.       ONGOING OBLIGATIONS AND LIABILITIES

8.1 Following the Completion Date, Purchaser shall assist and co-operate with Seller in endeavouring to obtain from the relevant authorities an irrevocable release of Seller from its obligations and liabilities under the Petroleum Act 1998 or other relevant statute, regulations, order from any competent authority or guidelines and all notices and regulations served and issued pursuant thereto, insofar as the same relate to the Interests. Without prejudice to the foregoing, if, following the Completion Date, the Secretary requires that Seller prepare and implement a programme or requirement for or in respect of any part of the Decommissioning Liabilities, whether pursuant to the terms of the Petroleum Act 1998 or other relevant statute, regulations, order from any competent authority or guidelines, Seller shall notify Purchaser, and Seller and Purchaser shall prepare and implement such programme or requirement in accordance with the requirements of the Petroleum Act 1998 or other relevant statute, regulation, order or guidelines, as the case may be, and all other relevant statutes, regulations, orders and guidelines and the indemnity in clause 6.6 shall extend to all Losses and Expenses incurred by or on behalf of the Seller in the preparation and implementation of such programme.

8.2 Seller and Purchaser agree that the provisions of Parts 1 of Schedules 5 and 6 shall have effect in relation to the Employees.

8.3 Simultaneously with the execution of this Agreement the Purchaser shall procure the delivery to the Seller of the Purchaser's Guarantee. If following the date of this Agreement a company other than the parent company of the Purchaser which executes the Purchaser's Guarantee becomes the ultimate parent company of the Purchaser then the Purchaser will forthwith procure the delivery to the Seller of an additional parent company guarantee in the form of the Purchaser's Guarantee save for the designation of the parent company therein.

8.4 Following Completion, Seller agrees, if requested by Purchaser, to use reasonable endeavours to continue to provide office accommodation and ongoing office support services for the Employees and (if different) the Transition Team representatives of Purchaser, at the sole risk and cost of Purchaser for a period not exceeding two months.


9.       CONFIDENTIALITY AND ANNOUNCEMENTS

9.1 Without prejudice to the terms of the confidentiality agreement entered into between BP America Production Company and Apache Corporation dated 5 December 2002 (as amended by a deed of variation dated 11 December
         2002), the terms of this Agreement and all information furnished or disclosed to Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement ("Confidential Information") shall be held confidential by the Parties and shall not be divulged in any way by a Party to any third party without the prior written approval of each of the other Parties provided that any Party may, without such approval, disclose such Confidential Information to:

         9.1.1 any outside professional consultants, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such consultants;

         9.1.2 any bank or financial institution from whom such Party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such bank or institution;

         9.1.3 the extent required by any applicable laws or the requirements of any recognised stock exchange in compliance with its rules and regulations;

         9.1.4 any department, authority, ministry or agency of any government or other governmental authority lawfully requesting such information;

         9.1.5 any Court or arbitral tribunal of competent jurisdiction acting in pursuance of its powers;

         9.1.6 any of its Affiliates upon obtaining a similar undertaking of confidentiality from such Affiliates;

         9.1.7 Standard & Poor's, Moody's or any other rating agency, but only if the confidential nature of the Confidential Information is disclosed to such rating agency;

         9.1.8 in the case of Purchaser, to its lead and co-lead underwriters formally engaged by it to serve as advisors (collectively, the "Financial Advisers") in connection with the underwritten public offering of securities being undertaken by Purchaser to provide funding in connection with this Agreement and the agreement between the Parties' Affiliates in the United States in respect of certain oil and gas properties and leases in the U.S. Gulf of Mexico Outer Continental Shelf ("Transactions"). Such Confidential Information may be disclosed to employees of the Financial Advisers only if and to the extent that such employees need to know such Confidential Information. Purchaser shall inform each Financial Institution of the confidential nature of the Confidential Information and the requirement that it not be used for any purpose other than the underwriting of the Transactions. Each Financial Institution shall be required to execute a written undertaking of confidentiality, as a condition of receiving Confidential Information; or

         9.1.9 insurers (including insurance brokers) but only if the confidential nature of the Confidential Information is disclosed to such person.

9.2 However, the undertaking of confidentiality above shall not extend to any Confidential Information which is:

         9.2.1 generally available to the public other than as a result of a wrongful disclosure by Purchaser;

         9.2.2 available to Purchaser as owner of, or where the Purchaser is otherwise entitled to, such information without any restriction or disclosure; or

         9.2.3 available to Purchaser on a non-confidential basis from a source other than Seller if such source is entitled to disclose such information.

9.3 No party or its Affiliate shall make any public announcement or statement about this Agreement or its contents containing new information without first having obtained the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed. Notwithstanding the previous sentence and clause 9.1, no prior written approval of a Party shall be required for public announcements where it is necessary for the other Party or its Affiliate to make such public announcement or statement in order to comply with a statutory obligation, an obligation to include information in published or audited accounts, or with the requirement of a competent government agency, The London Stock Exchange, the UK Listing Authority or other regulatory body, or a recognised stock exchange on which that Party or such Affiliate has its shares or oil production or royalty stock listed, in which event the Party proposing to make such an announcement or statement shall, where reasonably practicable, issue a copy thereof to the other Party prior to its release.

9.4 If Completion does not take place for any reason provided for in this Agreement Purchaser shall remain bound by this clause 9, notwithstanding any termination of this Agreement, until the earlier of the fifth anniversary of such termination or such time as it has entered into a separate undertaking of confidentiality on the same or similar terms in respect of such information (and this clause
         9.4 shall also survive until such time).

9.5 If this Agreement is terminated as aforesaid, Purchaser shall, at the request of the Seller, promptly return to Seller (and delete from Purchaser's systems, where electronically stored) all Confidential Information.

9.6 If Completion does take place, the undertaking of confidentiality contained herein shall be superseded by the confidentiality provisions in the Licensed Interest Documents and shall be of no further effect to the extent that the Confidential Information falls within the category of data and information which is the subject thereof.


10.      NOTICES

10.1 Except as otherwise provided in this Agreement any notice or other document to be given under this Agreement shall be in writing and shall be deemed to be duly given if it (or the envelope containing it) identifies the Party to whom it is intended to be given as the addressee and:

         10.1.1  it is delivered personally; or

         10.1.2 it is sent by (i) first class post or express or other fast postal service or (ii) the recorded delivery service or (iii) facsimile transmission to the respective addresses shown below or to such other addresses and/or numbers as such Parties may by notice to all other Parties hereto expressly substitute therefor;

                  when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours. The respective addresses for service are:

                  Seller:

                  Address:        BP Exploration Operating Company Limited
                                  Burnside Road
                                  Farburn Industrial Estate
                                  Dyce
                                  Aberdeen AB21 7PB

                  Attention:      Business Unit Leader
                                  Mid North Sea Business Unit

                  Facsimile:      01224 834800

                  Purchaser:

                  Address:        c/o Herbert Smith
                                  Exchange House

                                  Primrose Street
                                  London EC2A 2HS

                  Attention:      Henry Davey and Paul Griffin

                  Facsimile       020 7374 0888

                  With a copy to: Apache Corporation
                                  2000 Post Oak Boulevard
                                  Suite 100
                                  Houston
                                  Texas 77056-4400
                                  United States of America

                  Attention:      Lisa A. Stewart,
                                  Executive Vice-President,
                                  Business Development

                  Facsimile:      +(1) (713) 296 6459

10.2 In proving the giving of a notice it shall be sufficient to prove that the notice was left or that the envelope containing such notice was properly addressed and posted or that the applicable means of telecommunications was properly addressed and despatched (as the case may be).

10.3 Any notice duly given within the meaning of clause 10.1 shall be deemed to have been both given and received:

         10.3.1 if it is delivered in accordance with clause 10.1.1, on such delivery;

         10.3.2   if it is duly posted or transmitted in accordance with clause
                  10.1.2 by any of the methods there specified, on the second Business Day after the day of posting or (in the case of a notice transmitted by facsimile transmission) upon receipt by the sender of the correct transmission report.

10.4 For the purposes of this clause 10 "notice" shall include any request, demand, instructions or other document.


11.      COSTS AND EXPENSES

11.1 Save as stated in clause 11.3, Seller and Purchaser shall each pay its and its Affiliates' own costs, expenses, duties and, except as otherwise expressly agreed in writing, taxation in relation to the preparation and execution of this Agreement, the documents contemplated hereby or executed pursuant hereto.

11.2 Without prejudice to any other rights hereunder, if any amount payable hereunder is not paid when due, the defaulting Party shall pay interest on such amount from the due date of payment (after as well as before judgment) at a rate equal to three per cent (3%) above the Agreed Rate calculated on a compounded basis on the accumulated daily balances. The Parties agree that this constitutes a substantial contractual remedy.

11.3 Subject to the terms of the stamp duty agreement between Seller and Purchaser of even date herewith, Purchaser shall be responsible for payment in a timely fashion of any and all stamp duties and charges payable on or in respect of this Agreement, the Completion Documents, any related agreements and in respect of its or their subject matter and any similar duties and charges wheresoever arising.


12.      TAXATION

12.1

         12.1.1 Purchaser warrants that prior to Completion it will be registered for VAT in the United Kingdom and that it intends to use the Interests for its own trade of exploration/exploitation.

         12.1.2 Seller warrants that it is registered for VAT in the United Kingdom.

12.2

         12.2.1 Seller has incurred qualifying expenditure and/or has an amount of residue of expenditure in respect of mineral exploration and access allocations (as defined for the purposes of the Capital Allowances Act 2001) on each of (i) plant and machinery relating to the Interests and (ii) mineral exploration and access to which Consideration is allocated under Schedule 2 of an amount in respect of each such item at least equal to the amount so allocated to that item.

         12.2.2 Seller has complied in all material respects with obligations relating to PAYE as they apply to the Employees.

         12.2.3 Seller has kept and maintained proper books and records in respect of the Interests to the extent required by applicable United Kingdom taxation laws (including those books and records relevant to VAT and PRT) and to the extent necessary to enable Purchaser to comply with its United Kingdom tax obligations or to obtain tax rebates or other tax benefits in respect of the Interests, has made available to Purchaser copies of such books and records.

12.3 Purchaser undertakes that it will use the Interests acquired as part of its going concern for a sufficient period to comply with the requirements of Article 5 of the Value Added Tax (Special Provisions) Order 1995, so that the transfer thereof is neither a supply of goods nor a supply of services for VAT purposes.

12.4 The Parties believe that the transfer hereunder is a transaction which is outside the scope of VAT by virtue of Article 5 of the Value Added Tax (Special Provisions) Order 1995 and/or that the transfer contemplated hereby is of a right over land situated outside the United Kingdom and as such will be treated as outside the scope of Value Added Tax by virtue of Article 5 of the Value Added

         Tax (Place of Supply of Services) Order 1995. However, if Seller is advised in writing by HM Customs and Excise that such transaction is subject to VAT, Seller shall promptly inform Purchaser and shall co-operate with Purchaser as Purchaser may reasonably request and at Purchaser's cost to persuade HM Customs and Excise that such transaction is not subject to VAT. In any event, Purchaser undertakes to pay to Seller, on delivery of a valid VAT invoice, any amounts due in respect of VAT within thirty (30) days of demand.

12.5 The Parties agree that Seller shall make application to the HM Customs and Excise under section 49(1)(b) of the Value Added Tax Act 1994 for a direction that the records relating to the Interests which under paragraph 6 Schedule 11 to the Value Added Tax Act 1994 have been maintained by Seller should be preserved by Seller notwithstanding the provisions of the said section. Seller shall forthwith upon receipt thereof provide the Purchaser with a copy of any such direction, and Purchaser shall retain access at all reasonable times during normal business hours to all books and records retained by Seller or its Affiliates in relation to VAT matters concerning the Interests, and Seller covenants to retain such records as required by paragraph 6
         Schedule 11 to the Value Added Tax Act 1994.

12.6 Seller confirms that no election has been made and that no election will be made prior to the Completion Date under paragraph 2, Schedule 10 to the Value Added Tax Act 1994 in relation to any of the Interests.

12.7 Reimbursements pursuant to clause 3 (Adjustments) shall be exclusive of VAT which Seller may be required to charge and, if called upon to do so by Seller, Purchaser undertakes to pay Seller on presentation of a VAT invoice any amounts properly due in respect of VAT set out in such invoice within thirty (30) days of demand.

12.8 Subject to clause 12.4 above, any adjustments pursuant to clause 3, clause 6.4 or clause 7 in respect of any payment or receipt being an amount in respect of which VAT has been paid or received shall be made on a basis disregarding the VAT element where the VAT paid is fully deductible or is required to be accounted for in full to HM Customs & Excise, but otherwise shall be made on a basis which leaves Seller in no better and no worse a position (after taking account of VAT, and subject to the application of the other provisions of this clause 12) than had the payment or receipt not been made or received.

12.9 In relation to each part of the Interests being an interest in an oil field (within the meaning of Schedule 1 to the Oil Taxation Act 1975), Seller shall prepare and Purchaser and Seller shall deliver to the Board of Inland Revenue in a timely fashion a notice under paragraph 3 of Schedule 17 Finance Act 1980, and shall not make application under paragraph 4 of the said Schedule for the provisions of Parts II and III of the Schedule not to apply.

12.10 The Parties acknowledge that in the periods up to Completion Seller may have incurred expenditure in relation to some or all of the Fields which can be claimed for PRT purposes under either Schedule 5 or 6 to the Oil Taxation Act 1975. Seller shall take all actions and do all things reasonably in its power to ensure that any such expenditure is claimed and, in particular, Seller shall prepare and sign all Schedule 6 claims in respect of such expenditure and provide copies of the same to Purchaser on or before Completion.

12.11 Seller and Purchaser agree that the allocation with respect to the Interests set out in Schedule 2 is a just apportionment of the Consideration. Seller and Purchaser agree that they will each present their returns for tax purposes on the basis of said allocation and that they will use all reasonable endeavours to agree with the OTO the figures so presented.

12.12    Seller and Purchaser acknowledge that, except as provided in clause
         12.13 below, the Consideration represents expenditure incurred by the Purchaser in acquiring plant and machinery relating to the Interests only to the extent shown by the allocations set out in Schedule 2. Seller covenants that it will treat the said allocated expenditure on plant and machinery as disposal proceeds for the purposes of sections 60 and 61 of the Capital Allowances Act 2001, and Purchaser covenants that it will treat such amount as capital expenditure incurred for the purposes of Part 2 of the Capital Allowances Act 2001.

12.13    Insofar as the Consideration is increased pursuant to clause 3, clause
         6.4 or clause 7 by reference to expenditure qualifying for capital allowances under Part 2 of the Capital Allowances Act 2001 incurred by Seller, the allocation of the Consideration to expenditure incurred by Purchaser in relation to the relevant part of the Interests in acquiring plant and machinery, as set out in Schedule 2, shall be increased by a corresponding amount.

12.14 Seller and Purchaser acknowledge that it is not just and reasonable to attribute any part of the Consideration to allowable scientific research expenditure of a capital nature or mineral exploration and access except to the extent of the amounts set out in Schedule 2, and Seller and Purchaser undertake to submit to the Inland Revenue computations of liability to CT on that basis and not on any basis which is inconsistent therewith; and for the purposes of this paragraph, the expression "mineral exploration and access" shall have the same meaning as in Part 5 of the Capital Allowances Act 2001.

12.15 Seller and Purchaser acknowledge that the Consideration is in respect of expenditure incurred by Purchaser on the construction of industrial buildings or structures within the meaning of Part 3 of the Capital Allowances Act 2001 only to the extent shown by the allocations set out in Schedule 2. Seller and Purchaser undertake to submit to the Inland Revenue computations of liability to CT on the basis that such allocations represent the sale moneys for the purposes of Part 3, Chapter 7 of the Capital Allowances Act 2001.

12.16 For the avoidance of doubt no part of the Consideration payable by Purchaser to Seller falls to be treated as intangible drilling costs on production wells qualifying for relief under Part 5 of the Capital Allowances Act 2001.

12.17 Seller shall be liable for any liabilities arising under Schedule 15 to the Finance Act 1973 in respect of the Interests for periods ending prior to the Economic Date, and Purchaser shall be liable for all periods thereafter.

12.18 Subject to clause 12.24, if any liability for or right to repayment of PRT in connection with the Interests which relates to the period of ownership prior to the Economic Date of Seller arises after the Economic Date and the adjustment giving rise to such liability or right is in respect of income and expenditure of Seller during such period of ownership then the liability or repayment shall be the responsibility or entitlement of Seller. Any repayment of PRT in connection with the Interests arising otherwise than in respect of Seller's period of ownership prior to the Economic Date shall be the entitlement of the Purchaser.

12.19 Notwithstanding any other provision of this Agreement, Seller shall retain access to all books and records and operator information in relation to PRT income and expenditure claims under Schedules 5 and 6 of the Oil Taxation Act 1975 in relation to the Interests for all periods ended prior to the Completion Date. Purchaser shall, as soon as reasonably practical, ensure that all documentation relating to any PRT assessments, returns or claims issued by the Inland Revenue or Operators in respect of such periods, is communicated to Seller without unreasonable delay.

12.20 The Parties agree that all adjustments to Licence Royalty whether increases or decreases will be payable or receivable by Seller.

12.21    PRT ADJUSTMENTS

         The following provisions of this clause 12.21 are subject to the provisions of clause 12.26.

         12.21.1 The Consideration shall be increased by Purchaser paying to Seller the following sums:

                  (a) a sum equal to the amount of any PRT instalment paid by Seller in relation to the Interests under paragraph 2, Schedule 19 to the Finance Act 1982 which, by virtue of paragraph 2(3) of the said Schedule, is regarded as a payment of PRT in respect of any Chargeable Period beginning on or after the Economic Date. Seller undertakes to withhold payment of such PRT instalments in accordance with paragraph 3 of said
                          Schedule if the relevant conditions are met;

                  (b) a sum equal to any amount of PRT assessed on, and paid by Seller in relation to the Interests, for any Chargeable Period mentioned in (a) above less amounts already paid by Purchaser under this paragraph (a) above.

                  For the purpose of calculating any sums due under paragraph
                  (b) above, PRT assessed on, and paid by Seller for the Chargeable Period including the Economic Date shall be recalculated to exclude any amounts brought into the assessment under section 2(4)(b) of the Oil Taxation Act 1975.

                  For the purposes of calculating any sums due under paragraph
                  (b) above the PRT assessed on, and paid by Seller for the Chargeable Period including the Economic Date or any subsequent Chargeable Period shall be recalculated to exclude any amounts brought into the assessment under section 2(6)(b) of the Oil Taxation Act 1975.

                  (c) a sum equal to any effective PRT relief received by Purchaser, in relation to the Interests, either by way of a refund of PRT or a reduction in PRT due, in respect of any expenditure incurred by Seller prior to the Economic Date; and

                  (d) a sum equal to any effective PRT relief received by Purchaser, in relation to the Interests, either by way of a refund of PRT or a reduction in PRT due in respect of expenditure incurred by Seller after the Economic Date which does not relate to the Interests.

                  Seller and Purchaser shall use all reasonable endeavours to persuade the OTO that PRT relief in respect of the expenditure referred to in (d) above should be received by Seller and not Purchaser.

                  Purchaser and Seller recognise that amendments of assessments to PRT may arise and to the extent that any amendment gives rise to overpayments having been paid by Purchaser to Seller under this clause 12.21 Seller will promptly repay to Purchaser, as a decrease in the Consideration on, any such overpayment. Purchaser and Seller also recognise that sums paid under paragraph (a) above may be in excess of the PRT assessed on Seller in which case paragraph (b) above shall not apply and Seller shall promptly pay to Purchaser, as a decrease in the Consideration, any repayment made by the Inland Revenue in respect of that excess.

         12.21.2 For the purposes of calculating any sums payable under clause 12.21.1, the calculation of PRT shall be modified as follows:
                  To the extent that clause 3.7.3 (Petroleum Sales Adjustment) operates, such PRT calculation shall be based on the amounts so amended by clause 3.7.3 and not the petroleum revenue included in the PRT return for the relevant sales.

         12.21.3

                  (a) Increases to the Consideration arising under clauses 12.21.1(a) and 12.21.1(b) above shall be due for payment within thirty (30) days of Seller submitting reasonable documentary evidence to Purchaser in support of any request for payment.

                  (b) Increases to the Consideration arising under clauses 12.21.1(c) and 12.21.1(d) above shall be due for payment within thirty (30) days of Purchaser having received effective PRT relief.

                  (c) Decreases to the Consideration arising under the last paragraph of clause 12.21.1 above shall be due for payment within thirty (30) days of Seller receiving any PRT refund or within thirty (30) days of Purchaser having paid any PRT as the case may be.

         12.21.4 To the extent that Seller has a PRT liability arising in respect of a Chargeable Period within the Interim Period and expenditure relief for that Chargeable Period has been transferred to Purchaser under Paragraph 6 Schedule 17 Finance Act 1980 then, at the request of Seller, Purchaser and Seller shall jointly elect under Paragraph 14 Schedule 17 Finance Act 1980 to transfer the loss from Purchaser to Seller.

12.22    CT ADJUSTMENTS

         The provisions of this clause 12.22 are subject to the provisions of clause 12.26.

         12.22.1 The Consideration shall be increased by Purchaser paying to Seller an amount equal to Notional CT paid by Seller on any income or other receipts taken into account for the purposes of clause 3.

         12.22.2 The Consideration shall be decreased by Seller paying to Purchaser an amount equal to:

                  (a)     Notional CT relief received by Seller on:

                          (i) any cash calls paid and taken into account for the purposes of clause 3 (but excluding any expenditure which qualifies for capital allowances pursuant to clause 12.13);

                          (ii) any expenditure taken into account for the purposes of clause 3 (but excluding any expenditure which qualifies for capital allowances pursuant to clause 12.13); and

                          (iii) any PRT paid, net of any PRT repayments received by Seller and taken into account for the purposes of clauses 12.21.1(a) and 12.21.1(b); and

                  (b) Notional CT paid by Purchaser on, or arising from the effective PRT relief received by Purchaser and referred to under clauses 12.21.1(c) and (d).

         12.22.3 The Parties recognise that adjustments to the Consideration under this clause 12.22 are notional adjustments, as opposed to actual payments of, reliefs from or reductions in CT liabilities. For the purpose of calculating the Notional CT it shall be assumed that both Seller and Purchaser are single companies with no brought forward losses who are paying CT at the standard rate applicable for the period concerned and that the Notional CT includes the Supplementary Charge to ring fence trades. Such notional adjustments shall be effected by deducting from each relevant payment a Notional CT charge.

12.23    INTEREST ON LATE PAYMENT OF PRT

         12.23.1 The Consideration shall be increased by Purchaser paying to Seller a sum equal to any interest charged to Seller under paragraph 15 of Schedule 2 to the Oil Taxation Act 1975, in respect of PRT in relation to the Interests for Chargeable Periods beginning on or after the Economic Date provided that the underpayment of PRT giving rise to the interest charge was not caused by the wilful default or neglect of Seller.
         12.23.2 The Consideration shall be decreased by Seller paying to Purchaser a sum equal to any interest received by Seller under paragraph 16 of the Schedule 2 to the Oil Taxation Act 1975 in respect of PRT in relation to the Interests for Chargeable Periods beginning on or after the Economic Date.

                  Adjustments to Consideration under this clause 12.23 shall be made within 30 days of Seller having received any PRT interest or having paid any PRT interest, as the case may be.

12.24 Should Seller receive any PRT refund as a result of a loss incurred by Purchaser pursuant to the provisions of paragraph 15 of Schedule 17 to the Finance Act 1980, Seller shall within ten Business Days pay Purchaser an amount equal to the PRT refund together with any interest thereon less any CT payable by Seller on such refund and/or such interest and less any interest on such CT payable.

12.25    INFORMATION

         12.25.1 Seller shall provide Purchaser in a timely fashion with copies of all records and tax returns relating to periods prior to the Completion Date and relating wholly or partly to the Interests which are reasonably required by Purchaser for the purposes of completing and filing any tax return.

         12.25.2 Each Party shall use its reasonable endeavours to provide written advice to the other Party of any event giving rise to an adjustment under clause 6.4 within thirty (30) days of becoming aware of such an event. This advice will include a copy of such documentary evidence, as is reasonably deemed to be necessary by the other Party, to verify the adjustment.

         12.25.3 Seller shall prepare and submit on a timely basis to the OTO all claims reasonably possible under Schedule 6 to the Oil Taxation Act 1975 in respect of qualifying expenditure incurred by Seller from the Economic Date.

12.26 Seller and Purchaser agree that the overriding principle in respect of PRT adjustments and CT adjustments as provided for in clauses 12.21 and
         12.22 is to put the Parties in the same position as they would have been in had Completion taken place on the Economic Date.

12.27    INDEPENDENT DETERMINATION

         If the Parties cannot reach agreement on the contents of all or part of the adjustments referred to in clauses 12.21 and/or 12.22 within thirty
         (30) Business Days of receipt by Purchaser from Seller of Seller's estimate of such adjustments, the adjustments in dispute may be referred by any Party for determination by an independent expert nominated by the Parties or, in the absence of agreement between the Parties within five (5) Business Days of a Party notifying the other that it proposes to refer the dispute to an expert, by the President of the Institute of Chartered Accountants in England and Wales. Within twenty (20) Business Days after the appointment of such expert, each Party may submit to the expert a statement of the nature of the dispute, a description of the submitting Party's claims with respect thereto, and any other supporting documentation or materials with respect thereto that the submitting Party desires the expert to consider. The Party submitting such statement shall provide a copy thereof to the other Party, who shall have ten (10) Business Days from receipt thereof to submit an answering statement to the expert. The nominated expert shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said expert's determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne by Seller as to one half and Purchaser as to the other half and each Party shall bear its own costs in respect of such reference.


13.      VARIATION

         The terms and conditions of this Agreement shall only be varied by an agreement in writing signed by each of the Parties and specifically referring to this Agreement.


14.      ASSIGNMENT

         None of the rights or the obligations of a Party under this Agreement are assignable without the prior written consent of the other Party.


15.      FURTHER ASSURANCE

15.1 The Seller shall, from time to time on being required to do so by the Purchaser, promptly and at the cost and expense of the Seller do or procure the doing of all such acts (including using reasonable endeavours to obtain copies of any documents of title in respect of the Interests which Seller has not delivered to Purchaser at Completion) and/or execute or procure the execution of all such documents in a form satisfactory to the Purchaser as the Purchaser may reasonably consider necessary for giving full effect to this Agreement (or to such parts of it as remain operative after termination) and securing to the Purchaser the full benefit of the rights, powers and remedies conferred upon the Purchaser in this Agreement.

15.2 The Purchaser shall, from time to time on being required to do so by the Seller, promptly and at the cost and expense of the Purchaser do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form satisfactory to the Seller as the Seller may reasonably consider necessary for giving full effect to this Agreement (or to such parts of it as remain operative after termination) and securing to the Seller the full benefit of the rights, powers and remedies conferred upon it in this Agreement.


16.      GENERAL

16.1 If there is any conflict between the provisions of this Agreement and the provisions of the Completion Documents and/or the Post Completion Documents, the provisions of this Agreement shall prevail.

16.2 So far as it remains to be performed, this Agreement shall remain in full force and effect notwithstanding Completion.

16.3 No waiver by the Seller or Purchaser of any breach of a provision of this Agreement shall be binding unless made expressly and in writing and any such waiver shall relate only to the matter to which it expressly relates and shall not apply to any subsequent or other matter.

16.4 This Agreement represents the entire understanding, and constitutes the whole agreement in relation to its subject matter and supersedes any previous agreement between the Parties (or any of them) with respect thereto and, to the fullest extent practicable under the relevant law, and without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom.

16.5 This Agreement may be executed in any number of counterparts and by the parties on different counterparts but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute one and the same agreement.

16.6 This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

16.7 Nothing in this Agreement shall be read or construed as excluding any liability or remedy in respect of fraud.


17.      RIGHTS OF THIRD PARTIES

         With the exception of the rights of the Seller's Affiliates to enforce the terms of clauses 3.14, 6.6 and 6.7, nothing in this Agreement is intended to confer on any person any right to enforce any term of this Agreement which that person would not have had but for the Contracts (Rights of Third Parties) Act 1999. The Parties may by agreement rescind or vary any term of this Agreement without the consent of any of the Seller's Affiliates.

18.      GOVERNING LAW

         The construction validity and performance of this Agreement and all agreements executed pursuant hereto shall be governed by English law (other than choice of law rules) and the Parties hereby irrevocably submit to the exclusive jurisdiction of the English Courts.

AS WITNESS whereof this Agreement has been signed by the duly authorised representatives of the Parties on the day and year first above written.



SIGNED for and on behalf of )
BP EXPLORATION OPERATING    )
COMPANY LIMITED             )

/s/



SIGNED for and on behalf of )
APACHE NORTH SEA LIMITED    )

/s/
                                      -44-